SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

LAYNE CHRISTENSEN COMPANY

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

521050104

(CUSIP Number)

Richard A. Watts

Senior Vice President, General Counsel and Secretary

Granite Construction Incorporated

585 West Beach Street, Watsonville, CA 95076

(831) 724-1011

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

James E. O’Bannon

Alain Dermarkar

Jones Day

2727 N. Harwood Street

Dallas, TX 75201

February 13, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.: 521050104	SC 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSONS Granite Construction Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 1,997,308 (1)
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 1,997,308 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,997,308 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0% (2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	As more fully described in the responses to Items 3 through 6 of this Schedule 13D, the Reporting Person may be deemed to have beneficial ownership of an aggregate of 1,997,308 shares of common stock, $0.01 par value per share, of Layne Christensen Company (the “Company”) based on representations made by the Stockholders pursuant to the Voting Agreements (each as defined in Item 4), which is equal to approximately 10.02% of the voting power of the issued and outstanding shares of Common Stock of the Company as of February 13, 2018.
(2)	Based on 19,917,043 shares of Common Stock of the Company issued and outstanding as of February 13, 2018, as represented by the Company in the Merger Agreement (as defined under Item 4 of this Schedule 13D).

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Item 1. Security and Issuer

This Schedule 13D relates to the shares of common stock, $0.01 par value per share (the “Common Stock”), of Layne Christensen Company, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1800 Hughes Landing Boulevard, Ste. 800, The Woodlands, Texas 77380.

Item 2. Identity and Background

(a) – (c) This Schedule 13D is being filed by Granite Construction Incorporated, a Delaware corporation ( “Granite”). The address of Granite’s principal business office is 585 West Beach Street, Watsonville, California 95076. The principal business of Granite is heavy civil infrastructure projects and the production of construction materials.

Certain information concerning the executive officers and directors of Granite is set forth on Schedule A hereto and is incorporated herein by reference.

(d) – (e) During the last five years, neither Granite nor, to the knowledge of Granite, any of the directors and executive officers listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

As more fully described in Item 4 hereof, in connection with the execution of the Merger Agreement (as defined under Item 4 below), Granite entered into Voting Agreements (the “Voting Agreements”) with each of Wynnefield Capital Management, LLC and its affiliates, along with all of the Company’s directors and named executive officers (collectively, the “Stockholders”). Pursuant to the Voting Agreements, each Stockholder has agreed, among other things, to vote, and grant Granite an irrevocable proxy to vote, their shares of Common Stock in favor of the adoption of the Merger Agreement and against, among other things, any alternative acquisition proposal. The Voting Agreements provide that the Stockholders will not sell their shares of Common Stock prior to the consummation of the Merger (or earlier termination of the Merger Agreement). The shares of Common Stock of the Company to which this Schedule 13D relate have not been purchased by Granite, and thus no funds have been used for such purpose.

Other than the consideration to be paid by Granite pursuant to the Merger Agreement at or following the completion of the Merger in accordance with the terms and conditions of the Merger Agreement, Granite has paid no funds or other consideration in connection with the execution and delivery of the Voting Agreements. The Stockholders will receive the same consideration per share of Common Stock as other stockholders receive pursuant to the terms of the Merger Agreement. The Voting Agreements and the Merger Agreement are described below in Item 4, which is incorporated herein by reference in response to this Item 3.

Shared voting power with respect to the Common Stock owned by each Stockholder may be deemed to have been acquired by Granite through execution of the Voting Agreements.

CUSIP NO.: 521050104	SC 13D	Page 4 of 8 Pages

Item 4. Purpose of the Transaction

Item 3 is incorporated by reference in this Item 4 as if fully set forth herein.

Merger Agreement

On February 13, 2018, Granite, the Company and Lowercase Merger Sub Incorporated, a Delaware corporation and a wholly owned subsidiary of Granite (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Merger Sub will, subject to the satisfaction or waiver of the conditions therein, merge with and into the Company, and the Company will be the surviving corporation in the merger and a wholly owned subsidiary of Granite (the “Merger”). The Boards of Directors of Granite and the Company have each unanimously approved the Merger Agreement and the Merger.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the effective time of the Merger (the “Effective Time”), each share of the Company’s common stock issued and outstanding at the Effective Time (other than shares (1) held in treasury of the Company or (2) directly or indirectly owned by Granite, Merger Sub or a wholly owned subsidiary of the Company) will be cancelled and converted into 0.27 (the “Exchange Ratio”) validly issued, fully paid and non-assessable shares of Granite’s common stock (the “Merger Consideration”). No fractional shares of Granite’s common stock will be issued in the Merger and the Company’s stockholders will receive cash in lieu of any fractional shares.

Pursuant to the terms of the Merger Agreement and subject to the conditions therein, at the Effective Time, the Company’s outstanding stock options will be cancelled and converted into the right to receive an amount of cash equal to the product of (1) the number of the Company’s shares issuable upon the exercise of the Company stock option, multiplied by (2) the excess value, if any, of the (a) product of (i) the Exchange Ratio, multiplied by (ii) an amount equal to the average of the volume-weighted average price per share of Granite’s common stock on the New York Stock Exchange for each of the 10 consecutive trading days ending with the third trading day immediately preceding the closing date (“Granite Common Stock Price”), and (b) the exercise price of the Company’s stock option. The Company’s outstanding service-based restricted stock units will be cancelled and converted into the right to receive an amount of cash (without interest) equal to the product of (1) the number of the Company’s shares in respect of such restricted units, multiplied by (2) the (a) product of (i) the Exchange Ratio, multiplied by (ii) Granite Common Stock Price. The Company’s outstanding unvested performance stock units will vest, and the underlying number of the Company’s shares earned shall be determined, based on the maximum level of achievement of the applicable performance goals. The Company’s performance stock units that are vested prior to the Effective Time or vest pursuant to the Merger Agreement will be cancelled and converted into the right to receive an amount of cash (without interest) equal to the product of (1) the number of the Company’s shares earned in respect to the performance stock unit, multiplied by (2) the (a) product of (i) the Exchange Ratio, multiplied by (ii) Granite Common Stock Price.

Consummation of the Merger is subject to certain customary closing conditions, including, adoption of the Merger Agreement by the Company’s stockholders, the absence of certain legal impediments, and the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

The Merger Agreement contains customary representations, warranties and covenants made by each of the Company and Granite. The Company has agreed, among other things, not to solicit an Acquisition Proposal (as defined in the Merger Agreement) or, subject to certain exceptions, enter into discussions concerning, or provide confidential information in connection with, any Acquisition Proposal. However, if at any time following the date of the Merger Agreement and prior to the Effective Time, (1) the Company has received from a third party a written, bona fide Acquisition Proposal, (2) a breach by the Company of the Merger Agreement has not contributed to the making of such Acquisition Proposal, (3) the Board of Directors of the Company (the “Company Board”) determines in good faith, after consultation with its financial advisors and outside counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal (as defined in the Merger Agreement) and (4) after consultation with its outside counsel, the Company Board determines in good faith that failure to take such action would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable law, then the Company may, subject to the limitations of the Merger Agreement, (a) furnish confidential information with respect to the Company and its subsidiaries to the person making such Acquisition Proposal and (b) participate in discussions or negotiations with the person making such Acquisition Proposal regarding such Acquisition Proposal.

CUSIP NO.: 521050104	SC 13D	Page 5 of 8 Pages

The Merger Agreement also requires the Company to call and hold a stockholders’ meeting and, subject to certain exceptions, recommend that the Company’s stockholders approve and adopt the Merger Agreement.

The Merger Agreement contains certain termination rights for each of the Company and Granite, including the right of each party to terminate the Merger Agreement if the Merger has not been consummated by September 30, 2018 (the “Outside Date”).

Pursuant to the Merger Agreement, Granite will be entitled to receive from the Company a termination fee of $16,000,000 in the event that:

•	the Merger Agreement is terminated by the Company prior to the Company’s stockholders adopting the Merger Agreement in order to enter into an agreement relating to a Superior Proposal;

•	the Merger Agreement is terminated by Granite because (1) the Company Board makes an adverse change in its recommendation relating to the vote on the Merger Agreement by the Company’s stockholders, (2) the Company Board shall (a) not have rejected an Acquisition Proposal within seven days of the making public thereof or (b) have failed to reconfirm its recommendation relating to the vote on the Merger Agreement by the Company’s stockholders within four days after a request from Granite to do so following an Acquisition Proposal, or (3) the Company shall have violated in any material respect its obligations with respect to the non-solicitation of Acquisition Proposals; or

•	the Merger Agreement is terminated (1) by either party following the Outside Date, (2) by Granite due to the failure of the Company’s stockholders to adopt the Merger Agreement, or (3) by Granite due to the occurrence of a material adverse effect with respect to the Company or a breach by the Company of its representations, warranties or covenants in a manner that would prevent the closing condition with respect thereto from being satisfied, in each case of (1), (2) and (3) above if (a) prior to such termination there shall have been an Acquisition Proposal for a majority of the outstanding capital stock or assets of the Company that is made known to the Company or made directly to the Company’s stockholders generally or any person shall have publicly announced an intention to make such an Acquisition Proposal (whether or not conditional or withdrawn) and (b) concurrently with such termination or within 12 months thereafter, the Company enters into an agreement providing for, or consummates, a transaction contemplated by an Acquisition Proposal involving the sale of a majority of the outstanding capital stock or assets of the Company.

In addition, Granite has agreed to appoint a non-employee member of the Company Board to its board of directors as of the Effective Time, with such director to be selected by Granite.

Voting Agreements

In connection with entering into the Merger Agreement, Granite entered into the Voting Agreements, with each of the Voting Stockholders. Pursuant to the Voting Agreements, the Stockholders agreed during the Agreement Period (as defined in the Voting Agreement) to vote their shares of Common Stock:

(1)	in favor of the Merger and the adoption of the Merger Agreement at every meeting of the stockholders of the Company at which such matters are considered and at every adjournment or postponement thereof;

(2)	in approval of any proposal to adjourn or postpone any meeting to a later date if there are not sufficient votes to adopt the Merger Agreement;

(3)	any other matter necessary for consummation of the Merger considered at any such meeting; and

(4)

against (a) any acquisition proposal, including any superior proposal (as such terms are defined in the Merger Agreement), (b) any action, proposal, transaction or agreement that would reasonably be expected to result in a

CUSIP NO.: 521050104	SC 13D	Page 6 of 8 Pages

breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under such Voting Agreement, (c) any liquidation, dissolution, recapitalization, extraordinary dividend or other significant corporate reorganization of the Company, and (d) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of Granite’s or the Company’s conditions under the Merger Agreement or change in any manner the voting rights of any class of shares of the Company (including any amendments to the Company’s charter documents).

Under the terms of the Voting Agreements, each Stockholder has granted Granite an irrevocable proxy with respect to the shares of Common Stock subject to the Voting Agreements, which proxy allows Granite to vote such shares in the manner set forth above.

The shares of Common Stock of the Company subject to the Voting Agreements represent approximately 10.0% of the shares of Common Stock issued and outstanding as of February 13, 2018. If the Merger Agreement is terminated in accordance with it terms, the Voting Agreements will also terminate.

The foregoing descriptions of the Merger Agreement and the Voting Agreements and the transactions contemplated thereby do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are incorporated herein by reference.

Except as set forth in this Schedule 13D, the Merger Agreement and the Voting Agreements, neither Granite nor, to Granite’s knowledge, any person named on Schedule A has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The responses of Granite on rows (7) through (13) of the cover page to this Schedule 13D and Item 3 are incorporated by reference in this Item 5 as if fully set forth herein.

(a) – (b) Based on the representations of the Stockholders, as a result of the execution of the Voting Agreements, Granite may be deemed to beneficially own an aggregate of 1,997,308 shares of Common Stock of the Company. Pursuant to the Voting Agreements, the Stockholders have agreed to vote, and have granted to Granite an irrevocable proxy to vote, the shares of Common Stock owned by such Stockholder in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement. As a result, Granite may be deemed to have shared voting power with respect to Common Stock owned by the Stockholders.

To Granite’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A.

The aggregate number of shares of Common Stock that may be deemed to be beneficially owned by Granite constitutes approximately 10.0% of the outstanding shares of Common Stock (based on 19,917,043 shares of Common Stock of the Company outstanding as of February 13, 2018).

(c) Except for the Merger Agreement, the Voting Agreements and the transactions contemplated by those agreements, neither Granite nor, to Granite’s knowledge, any person named on Schedule A, has effected any transaction in Common Stock during the past 60 days.

(d) To Granite’s knowledge, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Company subject to the Voting Agreements.

(e) Not applicable.

CUSIP NO.: 521050104	SC 13D	Page 7 of 8 Pages

As stated above, the above descriptions of the Merger Agreement and Voting Agreements are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreements, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth, or incorporated by reference, in Items 3 through 5 of this Schedule 13D is hereby incorporated by reference into this Item 6.

Except as set forth in this Schedule 13D, to the knowledge of Granite, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among Granite and the persons listed in Schedule A hereto, and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1	Agreement and Plan of Merger, dated as of February 13, 2018, by and among Granite Construction Incorporated, a Delaware corporation (“Granite”), Layne Christensen Company, a Delaware corporation, and Lowercase Merger Sub Incorporated, a Delaware corporation and a wholly owned subsidiary of the Granite (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Granite on February 14, 2018)

Exhibit 99.2	Form of Voting Agreement (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Granite Construction Incorporated on February 14, 2018)

CUSIP NO.: 521050104	SC 13D	Page 8 of 8 Pages

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated: February 23, 2018	GRANITE CONSTRUCTION INCORPORATED

/s/ RICHARD A. WATTS
	Name:	Richard A. Watts
	Title:	Senior Vice President, General Counsel and Secretary

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS

OF

GRANITE CONSTRUCTION INCORPORATED

The following table sets forth the name, present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each director and executive officer of Granite Construction Incorporated (“Granite”). Unless otherwise indicated, the business address of each such person is c/o Granite Construction Incorporated, 585 West Beach Street, Watsonville, California 95076.

Name	Present Principal Occupation or Employment	Citizenship

William H. Powell	Chairman of the Board and Director	United States of America

James W. Bradford, Jr.	Director	United States of America

Michael F. McNally	Director	United States of America

Patricia D. Galloway	Director	United States of America

David C. Darnell	Director	United States of America

Claes G. Bjork	Director	Kingdom of Sweden

David H. Kelsey	Director	United States of America

Gaddi H. Vasquez	Director	United States of America

Celeste B. Mastin	Director	United States of America

James H. Roberts	President, Chief Executive Officer and Director	United States of America

Laurel J. Krzeminski	Executive Vice President & Chief Financial Officer	United States of America

Dale A Swanberg	Senior Vice President & Large Projects Group Manager	United States of America

James D. Richards	Senior Vice President & Northwest Group Manager	United States of America

Kyle T. Larkin	Senior Vice President & California Group Manager	United States of America